Filed by Vector Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Vector Acquisition Corp. and Rocket Lab USA, Inc.

(Commission File No. 333-257440-01)

Rocket Lab Inks Deal with Varda Space Industries to Supply Multiple Photon Spacecraft for Space Manufacturing Missions

The Rocket Lab-built and jointly operated Photon spacecraft will enable high-value products to be manufactured in space and returned to Earth

Long Beach, Calif. Wednesday, August 11, 2021 – Leading launch and space systems company Rocket Lab today announced it has signed a deal with in-space manufacturing company Varda Space Industries to produce three Photon spacecraft that will integrate with their space factories, enabling high-value products to be manufactured in zero-gravity and returned to Earth in Varda’s re-entry capsule.

Varda’s space-manufactured products are targeted at high-value markets such as fiber optic cables, pharmaceuticals, and semiconductors — all of which have higher performance when produced in zero-gravity. After launch, Rocket Lab’s Photon will position the spacecraft in an operational orbit and provide station keeping. Photon will support Varda’s 120 kg manufacturing and re-entry modules with power, data, and attitude control. All three Photon spacecraft will also incorporate Rocket Lab-designed and built spacecraft components, including radios, reaction wheels and star trackers. Rocket Lab’s Photon will perform multiple burns with the 3D-printed Curie engine, acting as a highly capable propulsion system to place Varda’s re-entry capsule on a return trajectory to Earth.

Traditionally, almost all in-space manufacturing research has been carried out on the International Space Station. This research has demonstrated that innovative materials and products can be created in the consistent microgravity environment of low-Earth orbit, an environment that can’t be replicated on Earth. Until now, manufacturing in orbit has been impossible to scale due to cost. Building a space factory with a proven, Photon spacecraft — one that doesn’t require human tending in orbit — will allow Varda to make building products in space at scale a reality for the first time.

“The Varda team is undertaking ground-breaking work that really opens up new possibilities and markets for in-space manufacturing and we couldn’t be more excited to make their mission possible with Photon,” said Rocket Lab Founder and Chief Executive Officer, Peter Beck. “Photon enables our customers to unlock the full potential of space. It removes a massive barrier to the growing small satellite market by delivering our customers a versatile and configurable spacecraft platform that they don’t need to build themselves. Our customers get to orbit faster and can focus purely on their mission while there, rather than worrying about developing and operating a spacecraft.”

Based in Torrance, California, Varda Space Industries was founded by Will Bruey, who spent almost a decade working on SpaceX’s Crew and Cargo Dragon spacecraft, and Delian Asparouhov, a Principal at Peter Thiel’s Founders Fund. “We are excited to work with Rocket Lab. Photon is a great fit for our mission and their team has displayed significant engineering rigor. Working with them will allow us to deliver on our aggressive schedule and tight budget. We are one step closer to delivering valuable materials to our clients here on Earth,” said Varda Space Industries Chief Executive Officer, Will Bruey.

The first Varda Photon is planned for delivery in Q1 2023, with the second to follow up later in the year and a third in 2024. The contract, which is subject to standard termination provisions, also includes an option for Varda to procure a fourth Photon. Each mission has a nominal three-month duration from launch to landing.

The Varda contract joins a growing list of Photon missions, including the CAPSTONE lunar mission in support of NASA’s Artemis program and a recently announced contract to design twin Photon spacecraft in support of a NASA Mars mission. Rocket Lab currently operates two existing Photon spacecraft on orbit. Launched in 2020 and 2021 respectively, the Photon First Light and Photon Pathstone spacecraft demonstrated Rocket Lab’s end-to-end mission service, encompassing satellite design and build, launch on Rocket Lab’s Electron launch vehicle, and on-orbit operations.

ENDS

About Photon

Photon is Rocket Lab’s flight proven, configurable spacecraft tailored for missions ranging from low Earth orbit through to planetary destinations. Photon is based on Rocket Lab’s heritage Electron Kick Stage, leveraging numerous components that have significant flight heritage, including the Curie engine, an in-house designed and developed in-space propulsion system. Photon evolves the Kick Stage by incorporating high-power generation, high-accuracy attitude determination and control, enhanced propulsion subsystems, and radiation-tolerant avionics to provide a bundled launch-plus-satellite offering.

About Rocket Lab

Rocket Lab is a global leader in space, building rockets and spacecraft that make it easier to get to orbit and to do amazing things there. Founded in 2006, Rocket Lab provides end-to-end mission services that provide frequent and reliable access to space for civil, defense, and commercial markets. Headquartered in Long Beach, California, Rocket Lab designs and manufactures the Electron and Neutron launch vehicles and Photon satellite platform. Rocket Lab’s Electron launch vehicle is the second most frequently launched U.S. rocket annually and has delivered more than 100 satellites to orbit for private and public sector organizations, enabling operations in national security, scientific research, space debris mitigation, Earth observation, climate monitoring, and communications. Rocket Lab and Vector Acquisition Corporation (Nasdaq: VACQ), a publicly-traded special purpose acquisition company, announced a proposed business combination in the first quarter of 2021. The transaction is expected to be completed in the third quarter of 2021. Upon closing, the combined company is expected to remain listed on the Nasdaq with its common stock and warrants trading under the new ticker symbols, “RKLB” and “RKLBW”, respectively.

About Varda Space Industries

Varda is building space factories. It is currently the only company aiming to operate entirely on commercial supply chains and is well positioned to be the worldwide leader in commercial microgravity manufacturing. The company plans to offer a wide array of microgravity materials to its customers in the coming years, partnering with forward-looking organizations committed to improving quality of life and lowering costs for their end-consumers.

For downloadable assets, please visit: www.rocketlabusa.com/mediaimages

Rocket Lab Contact:

Morgan Bailey, Director of Communications

media@rocketlabusa.com

+64 27 538 9039

Varda Space Industries Contact:

Delian Asparouhov, Chairman and President

media@varda.com

Additional Information

This press release relates to a proposed transaction between Rocket Lab USA, Inc. (“Rocket Lab”) and Vector Acquisition Corporation (“Vector”). This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Vector and Rocket Lab filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which includes a document that serves as a joint prospectus and proxy statement, referred to as a proxy statement/prospectus. The proxy statement/prospectus has been sent to all Rocket Lab and Vector shareholders. Rocket Lab and Vector will also file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Rocket Lab and Vector are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Rocket Lab and Vector through the website maintained by the SEC at www.sec.gov.

The documents filed by Vector with the SEC also may be obtained free of charge upon written request to Vector Acquisition Corporation, One Market Street, Steuart Tower, 23rd Floor, San Francisco, CA 94105. The documents filed by Rocket Lab with the SEC also may be obtained free of charge upon written request to Rocket Lab USA, Inc., 3881 McGowen Street, Long Beach, CA 90808.

Participants in the Solicitation

Rocket Lab, Vector and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Vector’s shareholders in connection with the proposed transaction. A list of the names of such directors, executive officers, other members of management, and employees, and information regarding their interests in the proposed transaction are contained in Vector’s filings with the SEC, including Vector’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 30, 2021, as amended by Amendment No. 1 on May 3, 2021, certain of its Current Reports filed on Form 8-K and the definitive proxy statement/prospectus relating to the proposed transaction filed on July 22, 2021, and such information and names of Rocket Lab’s directors and executive officers is in the definitive proxy statement/prospectus relating to the proposed transaction filed on July 22, 2021. Additional information regarding the interests of such potential participants in the solicitation process are included in the registration statement (and included in the proxy statement/prospectus) and other relevant documents when they are filed with the SEC.

Forward-Looking Statements

This press release may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended, including statements regarding Vector’s, Rocket Lab’s or their respective management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on Rocket Lab’s current expectations and beliefs concerning future developments and their potential effects. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the proposed transaction with Vector may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the proposed transaction with Vector, including the adoption of the merger agreement governing the proposed transaction by Vector’s shareholders, and (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement. There can be no assurance that the future developments affecting Rocket Lab will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Rocket Lab’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Except as required by law, Rocket Lab is not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.